UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)

OAKLEY, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

673662 10 2
(CUSIP Number)

Cos Lykos
Oakley, Inc.
One Icon
Foothill Ranch, California 92610
(714) 951-0991
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Jeffrey H. Cohen, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, California 90071-3144
(213) 687-5000

November 1, 2005
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jim Jannard
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)⁭ (b)⁭
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ⁭
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLYOWNED BY EACH REPORTINGPERSON WITH:	(7)	SOLE VOTING POWER 44,114,100
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 44,114,100
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,114,100
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ⁭
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.2%
(14)	TYPE OF REPORTING PERSON IN

Item 1.

This Amendment No. 8 amends the Statement on Schedule 13D, dated September 10, 1997; as amended by Amendment No. 1, dated December 11, 1997; Amendment No. 2, dated December 11, 1997; Amendment No. 3, dated May 22, 1998; Amendment No. 4, dated August 7, 1998; Amendment No. 5, dated August 24, 1998; Amendment No. 6, dated January 19, 1999; and Amendment No. 7, dated May 4, 1999 (the "Schedule 13D"), relating to shares of the common stock, $.01 par value per share ("Shares"), of Oakley, Inc., a Washington corporation (the "Company").

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented as follows:

(c) The Reporting Person's present principal occupation is that of Chairman of the Board of Directors of the Company. The Company's principal business is the innovation-driven design, manufacturing and distribution of consumer products that include premium sunglasses, prescription eyewear, apparel and accessories, electronics, footwear and watches. The Company's address is One Icon, Foothill Ranch, California 92610.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

The aggregate amount of funds required by the Reporting Person to purchase the 1,905,500 Shares acquired directly by him since the filing of Amendment No. 7 to the Schedule 13D was $22,936,165.12. The funds used to purchase such Shares were obtained from the Reporting Person's personal funds.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

The Reporting Person may acquire or dispose of additional Shares, depending on market conditions and other factors, and to take any other action he deems necessary or desirable should any event, development or change occur that, in his opinion, could affect his investment in the Issuer. Except as qualified by the foregoing, the Reporting Person has no plans or proposals which relate to or would result in any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by adding the following:

a) The Reporting Person is the beneficial owner of 44,114,100 Shares, or approximately 64.2% of the Shares outstanding.

b) The Reporting Person has sole voting and dispositive power with respect to the 44,114,100 Shares beneficially owned by him.

c) The Reporting Person effected the following open market purchases of Shares during the past 60 days:

Date of Transaction	Amount of Securities Involved	Price per Share
10/25/05	212,000	$14.212
10/26/05	224,000	$14.3776
10/27/05	218,000	$13.749
10/28/05	228,000	$14.6077
10/31/05	129,800	$14.6971
11/1/05	58,100	$14.6482

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2005

/s/ Jim Jannard Jim Jannard